Exhibit 99.1

BeyondSpring Announces Top Line Positive Efficacy and Safety Data from Phase 2 Study 106 with Lead Asset, Plinabulin, for Chemotherapy-Induced Neutropenia Prevention

Plinabulin Significantly Reduced Grade 3/4 CIN and Bone Pain When Combined with Neulasta, Compared to Neulasta Monotherapy, in Breast Cancer Patients Receiving High-Risk TAC Chemotherapy

Company to Host Conference Call Today at 8:00 a.m. ET

NEW YORK – October 23, 2018 – BeyondSpring Inc. (NASDAQ: BYSI), a global biopharmaceutical company focused on the development of innovative cancer therapies, today announced positive top line Phase 2 data from its Study 106 evaluating Plinabulin in combination with Neulasta® (pegfilgrastim), versus Neulasta monotherapy, for the prevention of chemotherapy-induced neutropenia (CIN) and bone pain in patients receiving high-risk TAC (docetaxel, doxorubicin and cyclophosphamide) chemotherapy. Data collected to-date suggest a significant improvement in efficacy in treating CIN as well as more than a 90 percent reduction in patients experiencing bone pain when adding Plinabulin to the standard of care for the treatment of high-risk CIN.

The current standard of care (G-CSF agents, including Neulasta and filgrastim), although effective against febrile neutropenia, leaves patients at continued risk for grade 3/4 neutropenia, associated mortality and the need to lower chemotherapy dose intensity to sub-optimally effective levels. In addition, these G-CSF agents cause bone pain in the majority of patients, causing patients to refuse further G-CSF treatment and compromising their ability to receive the most effective chemotherapy regimen.

With TAC chemotherapy, the mean Duration of Severe Neutropenia (DSN) continues to exceed 1 day, associated with grade 3/4 CIN frequency of over 90 percent in patients, leading to a delay in TAC dose, dose reduction or switching to less effective chemotherapy regimens.

Plinabulin is a novel, non-G-CSF agent with a differentiated mechanism of action (MoA) for treating CIN. In contrast to G-CSF, Plinabulin’s MoA is not associated with causing bone pain. The MoA for CIN being different between G-CSF and Plinabulin suggests that there is a strong rationale to combine these two agents together. BeyondSpring’s Phase 2 data from Study 106 demonstrated statistically significant (p<0.05) efficacy of Plinabulin in combination with Neulasta at 6 mg (Plinabulin/Neulasta Combo). Importantly, bone pain caused by Neulasta in more than 90% of patients was almost completely prevented by the addition of Plinabulin (p<0.0001). In addition, Plinabulin attenuated the neutrophil overshoot (absolute neutrophil count over 8.0 x 10E9 cells/L) when added to Neulasta. Neutrophil overshoot can result in bone marrow exhaustion and immune suppression.

In Phase 2 of Study 106, patients were dosed on Neulasta on day 2, and Plinabulin on day 1, 30 minutes after TAC in the following regimens: Neulasta at 6 mg (n=21); Neulasta at 6 mg + Plinabulin (n=16); Neulasta at 3 mg + Plinabulin(n=21); and Neulasta at 1.5 mg + Plinabulin (n=14). The Plinabulin doses were 20 mg/m2.

Key data from the study include the following:

Plinabulin/Neulasta Combo Demonstrated Positive Efficacy Data in Prevention of CIN
•	Only 50 percent of patients treated with Plinabulin/Neulasta Combo experienced grade 3/4 CIN, versus 81 percent of patients treated with Neulasta (p=0.0456).
•	Duration of grade 3/4 neutropenia was only 0.94 days for patients treated with Plinabulin/Neulasta Combo, versus 1.38 days for patients treated with Neulasta.

Plinabulin/Neulasta Combo Demonstrated Positive Safety Data in Prevention of CIN
•	Only 6 percent of patients treated with Plinabulin/Neulasta Combo experienced at least one day of bone pain, versus 95 percent of patients treated with Neulasta (p<0.0001).
•	No patients treated with the Plinabulin/Neulasta Combo experienced at least three days of bone pain, versus 38 percent of patients treated with Neulasta (p=0.0056).

•	Only 31 percent of patients treated with Plinabulin/Neulasta Combo experienced neutrophil overshoot, versus 52 percent of patients treated with Neulasta.

“This data suggests a potential new approach to preventing CIN and bone pain in patients receiving chemotherapy. The addition of Plinabulin to the standard TAC and Neulasta regimen appears to markedly reduce the incidence of grade 3/4 neutropenia and nearly eliminates bone pain – which are both serious limitations associated with the use of G-CSF,” said Dr. Douglas Blayney, global Principal Investigator for BeyondSpring’s CIN development program and Professor of Medicine at Stanford University. “With less neutropenia and less bone pain, more patients would be positioned to get their full dose of chemotherapy and complete their full course. This top line data suggests that the addition of Plinabulin to the standard of care for CIN therapy may meaningfully improve the current standard of care in the prevention of CIN and build upon the growing evidence for Plinabulin’s potential to change the treatment paradigm and patient outcomes in CIN.”

“We continue to build on the Plinabulin portfolio for CIN by undertaking multiple studies, involving multiple chemotherapy regimens simultaneously. Previously, we reported positive data regarding Study 105 at prominent scientific conferences (ASCO, IASLC World Conference on Lung Cancer and ESMO), demonstrating that Plinabulin has equal efficacy for CIN prevention versus Neulasta, however with a superior overall product profile (lowering of bone pain and chemotherapy-induced thrombocytopenia, and immune-suppressive potential),” added Dr. Ramon Mohanlal, EVP and Chief Medical Officer at BeyondSpring.

“Importantly, Plinabulin also exerts anticancer activity, and a large global Phase 3 trial (Study 103) is underway aimed at confirming Plinabulin’s anticancer efficacy when combined with docetaxel. Our overall development strategy for Plinabulin is to improve on the current standard of care for CIN and demonstrate anticancer efficacy by adding Plinabulin to a broad range of standard therapies for oncology. To date, Plinabulin has treated over 450 patients in clinical trials globally, with good tolerability and no cardio-safety issues. We are on track for our planned submission of a New Drug Application (NDA) for the treatment of CIN in China in late 2018 or early 2019, and in the U.S. in the second half of 2019,” concluded Dr. Mohanlal.

Conference Call and Webcast Information
The Company will host an operational update conference call on October 23, 2018 at 8:00 a.m. Eastern Time. The dial-in numbers for the conference call are (866) 362-6591 (U.S. toll free) or (706) 758-3199 (international). Please reference the conference ID number, 7880008.

A live webcast of the conference call will be available through the Investors section of BeyondSpring’s website at http://ir.beyondspringpharma.com. Please allow extra time prior to the call to visit the site and download any necessary software to listen to the live broadcast. A replay of the webcast will remain available on http://ir.beyondspringpharma.com for 30 days following the call.

About Plinabulin
Plinabulin, a marine-derived small-molecule, is BeyondSpring’s lead asset and is currently in late-stage clinical development for the prevention of chemo-induced neutropenia and as an anticancer therapy in non-small cell lung cancer. Studies of Plinabulin's mechanism of action indicate that Plinabulin activates GEF-H1, a guanine nucleotide exchange factor. GEF-H1 activates downstream transduction pathways leading to the maturation of dendritic cells, which in turn leads to T-cell activation and the up-regulate of IL6 in the tissue micro environment, contributing to the prevention of neutropenia.

About Chemotherapy-Induced Neutropenia
Chemotherapy-induced neutropenia is a common side effect in cancer patients undergoing treatment that involves the destruction of a type of white blood cell, the neutrophil, which is a patient’s first line of defense against infections. Patients with grade 4 (severe) neutropenia have an abnormally low concentration of neutrophils, making these patients more susceptible to bacterial and fungal infections and sepsis, which can require hospitalization.

The current standard of care for chemotherapy-induced neutropenia prevention is G-CSF monotherapy. However, G-CSF monotherapy has limitations as described in its product information summary. As many as 90 percent of patients on chemotherapy and G-CSF monotherapy may still experience grade 3/4 neutropenia. NCCN guidelines require that patients with grade 3/4 neutropenia decrease chemotherapy dose intensity, delay chemotherapy cycle timing or discontinue chemotherapy, each of which can have a negative effect on the long-term outcomes of cancer care.

About BeyondSpring
BeyondSpring is a global, clinical-stage biopharmaceutical company developing innovative immuno-oncology cancer therapies with a robust pipeline from internal development and from collaboration with the University of Washington in de novo drug discovery using a ubiquitination platform. BeyondSpring’s lead asset, Plinabulin, is in a Phase 3 global clinical trial as a direct anticancer agent in the treatment of non-small cell lung cancer and two Phase 2/3 clinical programs in the prevention of chemotherapy-induced neutropenia. BeyondSpring has a seasoned management team with many years of experience bringing drugs to the global market.

Cautionary Note Regarding Forward-Looking Statements
This press release includes forward-looking statements that are not historical facts. Words such as "will," "expect," "anticipate," "plan," "believe," "design," "may," "future," "estimate," "predict," "objective," "goal," or variations thereof and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are based on BeyondSpring's current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, difficulties raising the anticipated amount needed to finance the Company's future operations on terms acceptable to the Company, if at all, unexpected results of clinical trials, delays or denial in regulatory approval process, results that do not meet our expectations regarding the potential safety, the ultimate efficacy or clinical utility of our product candidates, increased competition in the market, and other risks described in BeyondSpring’s most recent Form 20-F on file with the U.S. Securities and Exchange Commission. All forward-looking statements made herein speak only as of the date of this release and BeyondSpring undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Neulasta is a registered trademark of Amgen, Inc.

Contact:
Media Relations:
Caitlin Kasunich / Amrita Singh
KCSA Strategic Communications
212.896.1241 / 212.896.1207
ckasunich@kcsa.com / asingh@kcsa.com

Investor Relations:
Laura Perry / Joe Rayne
Argot Partners
212.600.1902
BeyondSpring@argotpartners.com

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